DENVER, COLORADO - MARCH 24, 1997  #97-009
4:00 PM MST


CONSOLIDATED NEVADA GOLDFIELDS CORPORATION APPOINTS
NEW PRESIDENT AND CHIEF EXECUTIVE OFFICER


Consolidated Nevada Goldfields Corporation announced today that Alex Bissett has been appointed President and Chief Executive Officer replacing
Geoffrey Hoyl.

Mr. Bissett brings to the Company a breadth of experience in the executive management, operation and financial aspects of mining companies.
Previously Bissett was President of
Pincock, Allen & Holt, an internationally recognized mineral-resource consulting and engineering firm. Prior to his tenure with Pincock, Allen & Holt, Bissett was President and Chief Operating Officer of Cambior USA Inc., after being President and Chief
Executive Officer of Westmont Mining.  Mr. Wendell W.
Robinson, Chairman of the
Board of Nevada Goldfields, in welcoming Bissett to the Company, noted that "Over his thirty-year career, Alex Bissett has proven his ability to deal with the kinds of challenges and opportunities that are typical of companies like
Nevada Goldfields.  He has the
stature and attributes which will help the Company achieve success from its six producing mines and its attractive exploration prospects.".

In commenting on the management change, Mr. Robinson expressed "Gratitude and admiration for the job outgoing President Geoffrey Hoyl has done and for his contribution to the establishment of a solid and extensive asset base from which the Company can continue to grow in the future.".

Commenting on Mr. Hoyl's departure, Mr. Robinson stated
"Mr. Hoyl joined the
Company in 1993 upon the merger of the Nixon Fork gold property into Nevada
Goldfields. At that time he agreed to build an asset base for the Company. Having accomplished that objective through a series of actions, culminating in the 1996 acquisition of the four Grupo Real Del Monte mines in Mexico, Mr. Hoyl asked to be replaced and the Board has respected his request. Mr.
Hoyl has agreed to remain
affiliated with the Company as a special consultant to Mr. Bissett, during a transition period.".


Mr. Bissett's appointment is the latest in a series of management additions at the
Company which have strengthened and added depth to operating management. The combined management team of Chaun Cadwell, Senior Vice
President and Chief
Operating Officer; Julian Chavira, Director General of
Mexican Operations; Paul Blair,
Vice President Domestic Operations and Engineering; Gary
Righettini, General Manager
for the Aurora mine; and, Kenneth Pohle, General Manager for the Nixon Fork mine gives the Company more than 120 man years of experience in senior-level mining management.


Consolidated Nevada Goldfields Corporation is a Denver based multi-national mining company with six producing mines and over 1,500 employees. The Company counts among its resources 560,000 ounces of gold, 51 million ounces of silver, 38 million pounds of copper and 4 million tons of barite. The
Company currently trades on the
Toronto exchange under the symbol KNV, on NASDAQ under the symbol KNVCF and on the Stuttgart, Frankfurt and Berlin exchanges, under the symbol CNV.


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